Filed pursuant to Rule 424(b)(3)
File No. 333-202279

Grant Park Fund November 2017 Update
December 19, 2017

Supplement dated December 19, 2017 to Prospectus dated May 15, 2017
Class	Nov ROR	YTD ROR	Net Asset Value	Net Asset Value per Unit
A	-0.98%	-2.94%	$7.50M	$1,052.326
B	-1.03%	-3.52%	$73.92M	$859.362
Legacy 1	-0.79%	-0.87%	$1.15M	$841.966
Legacy 2	-0.80%	-1.09%	$0.40M	$822.449
Global 1	-0.77%	-0.38%	$26.32M	$835.639
Global 2	-0.77%	-0.59%	$1.08M	$818.366
Global 3	-0.91%	-2.17%	$5.46M	$703.726
ALL PERFORMANCE REPORTED IS NET OF FEES AND EXPENSES

Sector Commentary
Currencies:  The U.S. dollar weakened, due in part to concerns about rising inflation.  The British pound strengthened on optimism regarding Brexit talks.  The euro strengthened after Germany, the EU’s largest economy, reported stronger-than-expected growth in exports exceeding expectations.  The Australian dollar weakened on reports of slower than-expected-growth.

Energy:  Crude oil prices rose as production cuts from OPEC caused inventory levels to decline and global demand to increase.  Natural gas and heating oil prices rose because of lower-than-expected rise in inventories and expectations of colder weather.

Equities:  U.S. equity markets rose on the prospect of comprehensive tax reform in the U.S.  Asian equity markets also rose, driven by wage growth and earnings momentum.  In Europe, equity index values fell following disappointing earnings reports and on the European Central Bank’s subdued outlook for wage growth.

Fixed Income:  Global fixed income prices declined slightly as comments by the Federal Reserve confirmed expectations of an interest rate hike in December.

Grains/Foods:  Corn and wheat markets declined on ample supplies.  Sugar prices rose in anticipation the global supply surplus would shrink.  Cocoa prices declined on ample supplies and expectations of favorable crop conditions.  Cotton prices rose over nine percent after severe weather severely damaged Pakistan’s crop and as demand from China strengthened.  Lean hog prices declined on oversupply concerns.

Metals:  Base metal prices, particularly copper, fell on weaker demand from international markets.

Additional Information:  For the Fund’s monthly Account Statement, including the net asset value per unit, and related information, please visit our website at grantparkfunds.com.

Sincerely,

David Kavanagh
 President

Daily fund performance and weekly commentaries are available on our website at grantparkfunds.com.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS
FUTURES TRADING INVOLVES A HIGH DEGREE OF RISK AND IS NOT SUITABLE FOR ALL INVESTORS
THIS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITY FOR SALE NOR SHALL THERE BE ANY SALE OF SECURITIES IN ANY JURISDICTION IN WHICH AN OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION OFFERING BY PROSPECTUS ONLY.

Filed pursuant to Rule 424(b)(3)
File No. 333-202279

Account Statement
(Prepared from books without audit)
For the month ended November 30, 2017

STATEMENT OF INCOME
Trading Income (Loss)	Monthly Performance	Year to Date Performance
Realized Trading Income (Loss)	$2,676,885	$726,057
Change In Unrealized Income (Loss)	-3,244,432	1,890,476
Brokerage Commission	-57,630	-722,816
Exchange, Clearing Fee and NFA Charges	0	0
Other Trading Costs	-89,665	-1,141,322
Change in Accrued Commission	2,656	1,361
Net Trading Income (Loss)	-712,186	753,756

Other Income	Monthly Performance	Year to Date Performance
Interest, U.S. Obligations	$59,229	$734,576
Interest, Other	26,731	261,552
Income from Securities	-20,510	457,509
Dividend Income	0	0
Total Income (Loss)	-646,736	2,207,393

Expenses	Monthly Performance	Year to Date Performance
Management Fee	$0	$0
Incentive Fee	6,423	320,943
Operating Expenses	25,216	320,379
Organization and Offering Expenses	28,965	368,952
Brokerage Expenses	453,104	5,814,872
Dividend Expenses	0	0
Total Expenses	513,708	6,825,146

Net Income (Loss)	-$1,160,444	-$4,617,753

Statement of Changes in Net Asset Value	Monthly Performance	Year to Date Performance
Beginning Balance	$121,575,445	$165,364,938
Additions	0	102,425
Net Income (Loss)	-1,160,444	-4,617,753
Redemptions	-4,598,934	-45,033,543
Balance at November 30, 2017	$115,816,067	$115,816,067

PERFORMANCE SUMMARY BY CLASS
Class	Net Asset Value per Unit	Units	Net Asset Value	Monthly ROR	Year to Date ROR ROR
A	$1,052.326	7,125.35230	$7,498,191	-0.98%	-2.94%
B	$859.362	86,013.14786	$73,916,447	-1.03%	-3.52%
Legacy 1	$841.966	1,360.90965	$1,145,839	-0.79%	-0.87%
Legacy 2	$822.449	482.22166	$396,603	-0.80%	-1.09%
Global 1	$835.639	31,495.76733	$26,319,076	-0.77%	-0.38%
Global 2	$818.366	1,316.76466	$1,077,596	-0.77%	-0.59%
Global 3	$703.726	7,761.99446	$5,462,314	-0.91%	-2.17%

To the best of my knowledge and belief the information contained herein is accurate and complete.

__________________________________________________________
David Kavanagh, President
For Dearborn Capital Management, LLC
General Partner of Grant Park Futures Fund, Limited Partnership